JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

200 Berkeley Street

Boston, Massachusetts 02116

March 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: John Hancock Exchange-Traded Fund Trust (the “Trust”)—Request for Withdrawal of Post-Effective Amendment

Nos. 33, 35, 37, 39, 41, 43, 44, 45, 47, 48 and 49 to the Trust’s Registration Statement filed on

Form N-1A under the Securities Act of 1933, as amended (File Nos. 333- 183173 and 811- 22733)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests withdrawal of the following Post-Effective Amendments under the 1933 Act (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to John Hancock Ultra Short Income ETF (the “Fund”), a series of the Trust:

Post-Effective Amendment No.	Filing Date	Accession Number
33	March 30, 2021	0001133228-21-001766
35	June 24, 2021	0001133228-21-003590
37	July 22, 2021	0001133228-21-004014
39	August 19, 2021	0001133228-21-004385
41	September 16, 2021	0001133228-21-004813
43	October 14, 2021	0001133228-21-005314
44	November 10, 2021	0001133228-21-005611
45	December 9, 2021	0001133228-21-005900
47	January 6, 2022	0001133228-22-000040
48	February 3, 2022	0001133228-22-000460
49	March 3, 2022	0001133228-22-001097

The series identifier for the Fund is as follows:

Series Identifier: S000072178

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the offering of the Fund as a series of the Trust. No securities have been sold in connection with the Amendments. This filing relates solely to the Fund. No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

If you have any questions or comments, please feel free to contact me at 617-572-4575.

Sincerely,

/s/ Sarah M. Coutu
Sarah M. Coutu
Assistant Secretary of the Trust